Filed Pursuant to Rule 424(b)(3)
Registration No. 333-117929
Prospectus Supplement No. 1
(To prospectus dated September 27, 2004)

a21, INC.

52,943,129 Shares of Common Stock

This prospectus supplement, dated June 8, 2005, supplements the prospectus dated September 27, 2004 of a21, Inc. relating to the resale by the selling shareholders of a21, Inc. of up to 52,943,129 shares of common stock. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus.

Recent Developments

On February 22, 2005, we consummated a $2.25 million financing (the "Financing") in the form of two-year interest only senior (non-convertible) secured notes and retired $1.25 million of our two-year convertible subordinated notes issued in conjunction with our acquisition of SuperStock, Inc. in February 2004. The investors in the Financing were existing investors of ours and were also holders of the Subordinated Notes (as defined below). We issued the securities to the investors in the Financing in reliance on Section 4(2) of the Securities Act of 1933 and the rules promulgated thereunder.

In the Financing, SuperStock issued new 12% senior secured notes due in February 2007 in the principal amount of $2.25 million (the "Senior Notes") and retired all of its outstanding 13% convertible subordinated notes due February 28, 2006 (the "Subordinated Notes").

Five year warrants to purchase 937,500 shares of our common stock originally issued to the holders of the Subordinated Notes were amended and restated whereby, inclusive of the right to purchase an additional 125,000 shares, the holders of the Senior Notes participating in the Financing received two year warrants to purchase an aggregate of 500,000 shares of our common stock at $0.225 per shares and an aggregate of 562,500 shares of our common stock at $0.45 per share (together, the "Warrants"). The Senior Notes are interest only and may be prepaid without penalty at any time. The Senior Notes also have a provision which adds 4% per year to their principal balance, due at maturity. In connection with the issuance of the Senior Notes, SuperStock entered into a security agreement, dated as of February 22, 2005, pursuant to which it granted a first priority security interest in the “collateral,” as defined in the security agreement.

SELLING SHAREHOLDERS

The following table is hereby supplemented to update information on selling shareholders previously listed in the table set forth under “Selling Shareholders” on page 24 of the prospectus. The table assumes that all warrants are exercised into shares of our common stock, that all such shares of common stock are sold pursuant to this offering and that no other shares of our common stock are acquired or disposed of by the selling shareholders prior to the termination of this offering.

	Owned beneficially prior to this offering		Shares available pursuant to	Owned beneficially after this offering
Selling shareholder	Shares	Percent	this Prospectus	Shares	Percent

Cohanzick Absolute Return Master Fund, Ltd.	—	—	—	—	—

Cohanzick Credit Opportunities Fund Ltd. (1)	425,000	*	425,000	—	—

Cohanzick High Yield Partners, L.P.	—	—	—	—	—

Gabriel Capital Group (2)	425,000	*	425,000	—	—

John L. Steffens (3)	212,500	*	212,500	—	—

__________

*	less than 1%

(1)	Includes warrants to purchase 200,000 shares of our common stock at $0.225 per share and 225,000 shares of our common stock at $0.45 per share.

(2)	Includes warrants to purchase 200,000 shares of our common stock at $0.225 per share and 225,000 shares of our common stock at $0.45 per share.

(3)	Includes warrants to purchase 100,000 shares of our common stock at $0.225 per share and 112,500 shares of our common stock at $0.45 per share.